Zycom, Inc.
                                340 Sunset Drive
                                   Suite 1203
                            Ft. Lauderdale, FL 33301



March 21, 2000



Tutornet.com, Inc.
11410 Isaac Newton Square North

Reston, VA  20190

Re: Business Combination between Zycom, Inc. ("Zycom") and Tutornet. com, Inc. ("Tutornet")

Ladies and Gentlemen:

We submit for your consideration a proposal relating to the transfer of all of the shares of capital stock of Tutornet to Zycom in exchange for shares of Zycom. This proposal is made upon the terms and subject to the conditions set forth below.

1. Authorized and Outstanding Securities of Zycom. Zycom has 256,215 shares of common stock, par value $.0001 per share, outstanding, and is authorized to issue a total of 100,000,000 shares of common stock. Zycom is also authorized to issue a total of 10,000,000 shares of preferred stock, of $1.00 par value per share, of, which no preferred stock has been issued and none will be issued prior to the closing contemplated herein. Zycom has no other securities, or rights, options, or warrants to purchase securities, outstanding. At the time of closing, Zycom will have 1,281,075 shares of common stock, par value $.0001 per share, outstanding.

2. Authorized and Outstanding Securities of Tutornet. Tutornet currently has outstanding approximately 25,000,000 shares of common, stock, par value $.001. The actual number of shares of common stock outstanding of Tutornet is _______________ in the names and amounts of such stockholders set forth in Exhibit A attached hereto. Such outstanding common shares (not including the Exchange Stock discussed in 2.11 below), as well as any other shares issued prior to the closing hereunder are referred to as the "Tutornet Shares."

2.1 Approximately 24,200,000 shares of the common stock of Tutornet Shares are held by management, affiliates and other principal stockholders of Tutornet representing 96.80% of the


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       Tutornet Shares (the "Exchange Stock"). The names and amounts of the holders of the Exchange Stock are referred to as Exhibit B attached hereto.


2.2 Tutornet also has outstanding or will have outstanding as of the closing, options, warrants or other rights to purchase approximately 6,000,000 share of the common stock Tutornet. The series and amount of outstanding warrants, options, or rights to purchase shares of the common stock, all of which afford the holders thereof the right, under certain conditions, to acquire shares of common stock together with the names and amounts of such holders are referred to as (the "additional shares") set forth in Exhibit C attached hereto. The shares to be issued or reserved for issuance by Zycom at closing shall be in exchange for all of the Tutornet Shares, the Exchange Stock and the additional shares.

3.     Issuance and Delivery of Zycom Stock in Exchange for Tutornet Stock.

       (a) Exchange of Common Stock. At the time of closing:

           (i) Zycom would issue or reserve for issuance at an appropriate date, to those persons and entities referred to in Paragraph 2 and Exhibits A, B, and C hereof (hereinafter referred to as the "Stockholders" or "Tutornet Stockholders") a total of 30,000,000 common shares of Zycom. It is the intention of the parties hereto that after the exchange of stock to the Tutornet Stockholders, the present Zycom shareholders will own 4.1% of the outstanding stock of Zycom.

           (ii) Zycom. would issue 24,200,000 share of its common stock in exchange for the 24,200,000 shares of Exchange Stock (hereinafter the "Exchange").

       (b) Restricted Nature of Shares to be Issued. None of the Zycom shares that would be issued in the Exchange or otherwise would be registered, but rather would constitute "restricted securities" within the meaning of Rule 144, promulgated under the Securities Act of 1933, as amended (the "Act").

       Immediately following the closing, Tutornet would se its best effort to register under the Act with the United States Securities and Exchange
       Commission: (i) the Exchange Stock; (ii) the Tutornet Shares; (iii) the additional shares; and (iv) the stock held by the former officer, director and affiliate stockholders of Zycom.

       (c) Possible Adjustment in Number of Shares to be Issued. If, prior to consummation of the Exchange, Zycom or Tutornet should:

           (i)   declare any dividend payable in share of its common stock,

           (ii)  split or combine its shares of common stock, or

           (iii) issue any additional shares of common stock


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           (iv)  (except as provided for the 5:1 forward split the results for which are set forth in Paragraph 1 hereunder), an appropriate adjustment would be made in the number of shares of common stock issuable to the Tutornet Stockholders, or reserved for exercise by option holders and warrant holders.

       (d) Deliveries at the time of closing.

           (i) Tutornet and the holders of the Exchange Stock would deliver to Zycom at the time of closing, certificates representing 24,200 shares of the Tutornet Stock.

           (ii) Zycom would deliver at time of closing certificates, representing in the names of the holders of the Exchange Stock as set forth in the Agreement and Plan of Reorganization, each in the appropriate denomination as set forth therein.

           (iii) It is expected that the Agreement and Plan of Reorganization would cause, as of the time of closing, all of Tutornet's operations to be conducted immediately thereafter as the operations of Zycom, or in the event of a change of name, the new name of Zycom.

4. Closing. The closing of transactions between Business Development Corporation, Zycom, and Tutornet would take place no later than April 12, 2000.

5. Conditions to Closing. Conditions to the Closing to be contained in the Agreement and Plan of Reorganization between Zycom and Tutornet are the following:

       (a) Prior to the time of closing, Tutornet and Zycom will deliver certified consolidated financial statements stated as of December 31, 1999 and December 31, 1998 that in all material respects, present fairly, the financial position of Tutornet and Zycom, and the results of its operations, and its cash flows in conformity with generally accepted accounting principles.

       (b) Zycom, Tutornet and the Stockholders, acting through their own management personnel, counsel, accountants or other representatives, designated by them, would have full opportunity to examine the books and records of the other to determine the acceptability of their respective businesses and to investigate all aspects of the business of the other party, and all of its assets and liabilities, and each party would be satisfied to proceed with the Closing upon completion of such examination and investigation.

       (c) Tutornet, no later than 10 days before the time of closing, would have provided fully completed and executed (i) "Directors and Officers Questionnaire's" with respect to every proposed director, officer, significant employee and affiliate of Tutornet and (ii) furnished a fully completed "Private Company Checklist" information to Zycom's counsel.


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       (d) 95% of the Exchange Stock of Tutornet would be tendered at Closing for exchange into Zycom shares of common stock.

       (e) Prior to the closing, Tutornet and Zycom will have provided for the tax-free acquisition of 100% of the common stock of a suitable SEC reporting corporation whereby, after the acquisition, the combined entity would have complied with OTCBB Eligibility Rule (NASD Rules 6530 and 6540 of the National Association of Securities Dealers). The cost of the acquisition of the SEC reporting corporation, excluding legal fees, shall be paid by Business Development Corporation. Should Zycom issue securities in connection with such an acquisition, a like amount of securities issued for such acquisition would be surrendered to Zycom from the holdings of Business Development Corporation.

       (f) Each party shall have received favorable opinions on such legal matters in connection with the Exchange as are reasonable.

       (g) Zycom and Tutornet would have satisfied themselves that the business of the other has been conducted in the ordinary course and in compliance with federal and state securities laws.

       (h) Neither Zycom and Tutornet will authorize the dissemination of the release of any information to the general public or disseminate any press release regarding the proposed transaction without the written consent of the other party. At the time of closing the parties will disseminate a press release satisfactory to Tutornet, Zycom and their respective legal counsels.

       (i) Pursuant to the effectuation of the undertakings contemplated by this memorandum, Zycom and Tutornet shall be responsible for the payment of their own expenses.

       (j) Zycom, at Closing, shall have virtually no liabilities nor assets set forth on its unaudited balance sheet as of April 8, 2000.

       (k) Business Development Corporation, at the time of closing, would have received a fee in connection with the facilitation of the proposed transactions discussed in this Memorandum in the amount of $250,000.

6. Standstill Agreement. From the date hereof neither Business Development Corporation, Tutornet or their principal stockholders may discuss or negotiate with any other corporation, firm or person, or entertain or consider any inquiries or proposals relating to the possible disposition or exchange of their shares of capital stock of Zycom or Tutornet. Notwithstanding the foregoing, the parties would be free to engage in activities mentioned in the preceding sentence which are designed to complete the transactions contemplated by this Memorandum. At any time either party provides written notice to the other of the intention not to pursue the transactions discussed in this


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Memorandum, notice of such intention shall terminate both parties obligations with respect to this Paragraph 6.

7. Board of Directors. At the Closing, all of Zycom's current board of directors, and every person serving as an officer of Zycom would resign his respective positions and/or offices by tendering written resignations. Zycom's board members, before tendering their resignations, would appoint as members of Zycom's new board such persons designated by Tutornet to fill such director positions, with such appointments to be effective as of the time of closing.

8. Confidentiality. Zycom and Tutornet would furnish such information as requested by the other as to its business and operations. In compliance with this paragraph, the parties specifically authorize the contact with customers, employees, and partners of the other. It is agreed that such disclosures and information obtained are proprietary and confidential to the extent such information does not exist in the public domain. The parties agree to hold such information in confidence and not to reveal any of such information to any person who is not a party to this transaction, or an officer, director or key employee thereof, and not to use the information obtained for any purpose other than assisting in its due diligence inquiry precedent to the time of closing. Upon request by Zycom or Tutornet a confidentiality agreement would be executed by any person selected to receive confidential information, prior to receipt of such information.

Policy of Zycom Regarding Representations and Warranties Contained in an Eventual Agreement and Plan of Reorganization.

The warranties of Zycom that become a part of an eventual Agreement and Plan of Reorganization would be made exclusively by Zycom.

If the foregoing proposed points are agreeable to please so indicate on the copy of this document enclosed herewith in the space provide and return the same to the undersigned on or before 5 pm, eastern time, Thursday, March 23, 2000.


Very truly yours,                               Accepted:

/s/ Van R. Perkins
-----------------------------
Van R. Perkins
Zycom, Inc.                                    /s/ Euburn Forde
Van R. Perkins, President                      ---------------------------------
March 21, 2000                                 Euburn Forde

                                               Date:_________
                                               Euburn Forde, President,
                                               Tutornet.com Inc.


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